SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from to

Commission file number

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below: The Macerich Property Management Company 401(k) Profit Sharing Plan

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Macerich Company

401 Wilshire Boulevard, Suite 700
Santa Monica, California 90401

REQUIRED INFORMATION

The Macerich Property Management Company 401(k) Profit Sharing Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the fiscal year ended December 31, 2007, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith and incorporated herein by this reference.

The written consent of Windes & McClaughry, Accountancy Corporation with respect to the annual financial statements of the Plan is filed as Exhibit 23.1 to this Annual Report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf on this 26th day of June 2008, by the undersigned hereunto duly authorized.

THE MACERICH PROPERTY MANAGEMENT COMPANY 401(K) PROFIT SHARING PLAN

By:	/s/ STEVEN L. SPECTOR
Steven L. Spector, Trustee

By:	/s/ SCOTT W. KINGSMORE
Scott W. Kingsmore, Trustee

By:	/s/ STEPHANIE CORCORAN
Stephanie Corcoran, Trustee

EXHIBIT INDEX

(a)            Exhibits

Number	Description
23.1	Consent of Independent Registered Public Accounting Firm, Windes & McClaughry, Accountancy Corporation

32	Section 906 Certification of Scott W. Kingsmore, Chief Executive Officer and Stephanie P. Corcoran, Chief Financial Officer of the Plan

THE MACERICH

PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2007

WITH

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

AND SUPPLEMENTARY INFORMATION

Report of Independent Registered

Public Accounting Firm

To the Administrative Committee of

The Macerich Property Management Company 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of The Macerich Property Management Company 401(k) Profit Sharing Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Macerich Property Management Company 401(k) Profit Sharing Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Windes & McClaughry Accountancy Corporation

Long Beach, California

June 26, 2008

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2007 and 2006

	December 31,
	2007	2006
ASSETS
INVESTMENTS, at fair value
Alliance Bernstein International Growth Fund – A	$4,675,924	$3,501,733
American Europacific Growth Fund – A	8,026,501	6,754,976
Cohen & Steers Realty Income Fund – A	558,899	852,314
Columbia Acorn Fund – A	3,564,480	2,812,209
Dreyfus Basic S&P 500 Index Fund	4,810,745	4,138,117
Eaton Vance Large Cap Value – A	6,663,201	5,558,209
Franklin Mutual Qualified Fund – A	4,371,977	3,718,328
Macerich Company Common Stock Fund	2,060,154	2,715,027
MFS Fixed Fund – Institutional	5,324,762	5,526,451
MFS Government Securities Fund – A	3,983,508	3,246,030
MFS Investors Growth Stock Fund – A	5,583,395	4,611,931
MFS Research Bond Fund – A	2,479,016	2,049,662
MFS Total Return Fund – A	3,969,401	3,540,414
Participant Loans	25,164	42,400
Templeton Growth Fund – A	—	65,892
UBS US Allocation Fund – A	4,085,821	3,943,437
	60,182,948	53,077,130

RECEIVABLES
Employer Contribution	—	165
Participant Contribution	—	—
	—	165

Total Assets	$60,182,948	$53,077,295

NET ASSETS AVAILABLE FOR BENEFITS, at fair value	$60,182,948	$53,077,295

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	52,488	89,464

NET ASSETS AVAILABLE FOR BENEFITS	$60,235,436	$53,166,759

The accompanying notes are an integral part of these statements.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2007

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Employer contribution	$2,627,590
Contributions:
Participants	5,195,628
Rollover	644,024
Investment income:
Dividend and interest income	3,125,067
Net appreciation in fair value of investments	1,093,220
Total Additions	12,685,529

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	5,616,852
Total Deductions	5,616,852

NET INCREASE IN PLAN NET ASSETS	7,068,677

NET ASSETS AVAILABLE FOR PLAN BENEFITS:

BEGINNING OF YEAR	53,166,759

END OF YEAR	$60,235,436

The accompanying notes are an integral part of this statement.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

NOTE 1:  DESCRIPTION OF PLAN

The following description of The Macerich Property Management Company 401(k) Profit Sharing Plan (the “Plan”) provides only general information.  Participants and other interested parties should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution pension plan covering eligible employees of The Macerich Property Management Company LLC and participating affiliates (the “Company,” the “Employer” and the “Plan Administrator”) as defined in the Plan document.  The Plan is subject to regulation under the Employee Retirement Income Security Act of 1974 (“ERISA”) and the qualification provisions of the Internal Revenue Code (the “Code”).

Effective as of January 1, 2004, the Plan adopted the “Safe Harbor” provisions under Sections 401(k)(12) and 401(m)(11) of the Code.  In accordance with adopting these provisions, the Company makes matching contributions equal to 100 percent of the first 3 percent of compensation deferred by a participant and 50 percent of the next 2 percent of compensation deferred by participant.

On or about July 26, 2002, Westcor Partners, LLC and Westcor Realty Limited Partnership (collectively, “Westcor”) became part of the controlled group of the Company.  Westcor maintained the Westcor 401(k) Plan. The Westcor 401(k) Plan was merged into the Plan. Effective as of March 28, 2005, employees who were previously participants in Wilmorite Management Group, LLC 401(k) Plan were granted eligibility into the Plan.  Participant balances totaling $2,787,646, were transferred into the Plan. The Plan does not allow for participant loans, but was amended to allow these loans to be assumed by the Plan and paid off on their original terms for the Wilmorite Management Group, LLC 401(k) and the Westcor Partners 401(k) Plan.  The Plan has loans outstanding of $25,164 at December 31, 2007.

On May 11, 2006, the Plan changed its name from The Macerich Property Management Company Profit Sharing Plan to The Macerich Property Management Company 401(k) Profit Sharing Plan.

On July 1, 2006, the Plan transferred all balances in the Washington Mutual Investors Fund – A and Templeton Foreign Fund – A into the Eaton Vance Large Cap Value - A and The Alliance Bernstein International Growth - A funds, respectively.

On May 1, 2007 the Plan transferred all balances in Templeton Growth Fund – A into Alliance Bernstein International Growth Fund – A.

On November 14, 2007, the Plan Committee selected the MFS Total Return Fund A as the qualified default investment alternative for the Plan. Any deferrals, Company contributions, and/or rollovers for which Plan participants and beneficiaries have failed to provide investment direction for their account will be invested in the MFS Total Return Fund A after December 23, 2007.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

(CONTINUED)

NOTE 1:  DESCRIPTION OF PLAN (CONTINUED)

Administration

The Company has designated an Administrative Committee (the “Committee” and the “Trustees”), consisting of Steven L. Spector, SVP General Counsel, Scott W. Kingsmore, SVP Finance, and Stephanie Corcoran, VP Group Controller.  Among other duties, it is the responsibility of the Committee to select and monitor performance of investments and maintain certain administrative records.  The Committee approved Sun Life Retirement Services, Inc. (the “Custodian”) to receive plan contributions from the Company and invest and safeguard the Plan’s assets held for investment purposes as directed by the Committee.

On January 1, 2006, Sun Life Financial, Inc. acquired MFS Retirement Services, Inc., the retirement plan provider formerly held under MFS Investment Management, Inc.  In March 2007, the name was changed to Sun Life Retirement Services, Inc.

Employee Participation and Eligibility

All employees of the Company may become eligible to participate in the Plan, provided the employee is twenty-one years of age, has completed one year of employment during which at least 1,000 hours of service were provided, and is not covered by a collective bargaining agreement as to which retirement benefits were the subject of good faith bargaining.  An eligible employee may enter the Plan on the January 1, April 1, July 1 or October 1, following his or her satisfaction of the eligibility requirements.

The Plan gives employees of newly acquired entities credit for years of service earned prior to the Company’s ownership.  If this credit for prior service allows the acquisition employee to meet Plan eligibility requirements, they are granted the option of entering the Plan on the first day of the month following their date of hire.

Contributions

Participants are permitted to defer up to 50% of their compensation, as defined in the Plan.  The Company provides matching contributions, under the Safe Harbor arrangement described above, equal to 100 percent of the first 3 percent of compensation deferred by a participant and 50 percent of the next 2 percent of compensation deferred by a participant.

Vesting Provisions

Participant accounts including salary deferrals and Safe Harbor matching contributions are 100 percent vested at all times.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of a) Company’s safe harbor matching contribution, and b) Plan earnings, and charged with any withdrawals or distributions requested by the participant, investment losses and allocation of administrative expenses, if applicable.  Allocations are based on participant compensation or account balances, as defined in the Plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

(CONTINUED)

NOTE 1:  DESCRIPTION OF PLAN (CONTINUED)

Benefit Payments

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or installment payments as permitted and defined under the Plan.  For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

The Plan also permits distributions for hardships, as defined in the Plan document.

Forfeitures

As of January 1, 2004, the Plan was amended to eliminate employer profit sharing contributions.  Prior to January 2004, the Company made discretionary profit sharing contributions from the net profits of the current year.  Profit sharing contributions were subject to a vesting schedule.  Any participant who terminates employment with the Company will forfeit the non-vested portion of his/her profit sharing account.

Effective as of January 1, 2007, the Plan was amended to provide that forfeitures in the Plan shall be used to reduce the Company’s Safe Harbor Matching Contributions for the Plan Year following the Plan Year in which the forfeiture occurs.  Forfeitures totaled approximately $80,000 at December 31, 2007.

Related-Party Transactions

Certain plan investments are shares of mutual funds managed by Sun Life Retirement Services Inc.  Sun Life Retirement Services Inc. is the custodian by the plan, and therefore, these transactions qualify as party-in-interest transactions. Additionally, the Plan offers common stock in the Company; therefore the Company qualifies as a party-in-interest.

Tax Status

The Plan obtained its latest determination letter on June 10, 2002, in which the Internal Revenue Service stated that the Plan, as amended, is in compliance with the applicable sections of the Code.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan’s tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Code.

Plan Expenses

All administrative expenses of the Plan are paid by the Company, or, at the election of the Company, from the Plan trust fund.  For the year ended December 31, 2007, there were no administrative expenses paid from the Plan trust fund.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

(CONTINUED)

NOTE 2:  SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

In compliance with the requirements of ERISA, cash and equity funds are reported at fair value.  The investment in the common collective trust, which is a stable value open-end collective investment trust, is reported at fair value and adjusted to contract value.  The investments and changes therein of the trust funds have been reported to the Plan by the Custodian using fair value and contract value, as indicated.  Participant loans are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates and Basis of Accounting

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure and changes therein of contingent assets and liabilities.  Actual results could differ from those estimates.

Concentration of Risk

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

(CONTINUED)

NOTE 2:  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Benefits Payable to Former Participants

The American Institute of Certified Public Accountants (“AICPA”) has issued guidelines regarding amounts due to former Plan participants but not paid by year-end.  The AICPA requires these amounts to be classified as net assets available for Plan benefits, and not as liabilities of the Plan.  Included in net assets available for Plan benefits at December 31, 2007, are amounts which may become payable to participants who are not active participants of the Plan.

Significant Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”).  This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.”  This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  This interpretation also provides guidance on derecognition of previously recognized income tax benefits, classification, interest and penalties, accounting in interim periods, disclosure, and transition.  The adoption of FIN 48 has no effect on the Plan’s financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”).  SFAS No. 157 defines fair value and establishes a framework for measuring fair value when fair value is required for recognition or disclosure purposes under Generally Accepted Accounting Principles (“GAAP”).  The standard also expands disclosure about fair value measurement but does not require any new fair value measurements.  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Plan’s administrative committee is currently evaluating the impact the adoption of SFAS No. 157 would have on the Plan’s financial statements; however, it is not expected to have a material impact on the Plan’s net assets available for benefits and changes in net assets available for benefits.

Distributions

The Company made numerous distributions during the year ended December 31, 2007.  The majority of the distributions related to minimal balances held by former employees and participants in the Plan.  The Company distributed these balances to IRA accounts, which are held by a trustee outside of the Plan, for any employees that could not be located and had balances between $1,000 - $5,000.

NOTE 3:  INVESTMENT OPTIONS

As of December 31, 2007, participants may choose to direct the investments of their accounts from the following:

Alliance Bernstein International Growth Fund - A

Alliance Bernstein International Growth Fund seeks long-term capital appreciation.  The fund invests primarily in an international portfolio of equity securities of companies located in both developed and emerging countries.  It normally invests in the equity securities of companies located in at least three countries (and normally substantially more) other than the United States.  The portfolio includes companies that are established as a result of privatizations of state enterprises.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

(CONTINUED)

NOTE 3:  INVESTMENTS OPTIONS (CONTINUED)

American EuroPacific Growth Fund - A

American EuroPacific Growth Fund seeks long-term capital growth.  The fund invests primarily in equity securities of issuers domiciled in Europe or the Pacific Rim.  It may also invest in convertible securities and straight debt securities; no more than 5% of assets may be invested in debt securities rated below investment-grade.

Cohen & Steers Realty Income Fund - A

The investment objective of the fund is high current income through investment in real estate securities.  Capital appreciation is a secondary investment objective.  Normally, the fund invests at least 80% of its total assets in common stocks, and other equity securities issued by real estate companies, such as “real estate investment trusts.”

Columbia Acorn Fund - A

Small-growth funds focus on faster-growing companies whose shares are at the lower end of the market-capitalization range.  These funds tend to favor companies in up-and-coming industries or young firms in their early growth stages.  As a result, the category tends to move in sync with the market for initial public offerings. Many of these funds invest in the technology, health-care, and services sectors.  Because these businesses are fast-growing and often richly valued, their stocks tend to be volatile.

Dreyfus Basic S&P 500 Index Fund

Large-blend funds have portfolios that are fairly representative of the overall stock market in size, growth, rates, and price.  They tend to invest across the spectrum of U.S. industries and owing to their broad exposure, the funds’ returns are often similar to those of the S&P 500 Index.

Eaton Vance Large Cap Value Fund - A

Eaton Vance Large Cap Value Fund seeks growth of capital and income.  The fund invests primarily in value stocks of large-cap companies.  Value stocks are common stocks that in the opinion of the investment adviser are inexpensive or undervalued relative to the overall stock market.  The manager generally considers large-cap companies to be those companies having market capitalizations equal to or greater than the median capitalization of companies included in the S&P 500 index.  It normally invests at least 80% of net assets in equity securities of large-cap companies.  The fund may invest in convertible debt securities.

Franklin Mutual Qualified Fund - A

Franklin Mutual Qualified Fund seeks capital appreciation; income is secondary.  The fund invests primarily in common and preferred stocks, and debt of any credit quality.  The advisor seeks securities that it believes are selling at prices below their intrinsic value.  The fund may also invest in companies involved in prospective mergers, consolidations, liquidations, reorganizations, or other special situations.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

(CONTINUED)

NOTE 3:  INVESTMENTS OPTIONS (CONTINUED)

Macerich Company Common Stock Fund

This fund seeks capital appreciation and dividend income through investment in common stock of The Macerich Company, the Plan Sponsor, and thus a related party and party-in-interest.  The Fund allows Plan members the ability to participate in the ownership of their employer’s common stock.  Participants are directed not to allocate more than 25% of a participant’s account balance and/or deferrals to this investment.

For liquidity purposes, a portion of this fund is invested in a money market account classified as a registered investment company. Total funds invested in the common stock and money market account is $1,961,659 and $98,495, respectively, at December 31, 2007.

MFS Fixed Fund - Institutional

MFS Fixed Fund is a stable value open-end collective investment trust.  The investment objective of the fund is to earn a current income stream that is relatively consistent over time.  The fund strives to maintain a stable $1 unit value (although this is not guaranteed) and has the potential for higher income than a money market fund.

MFS Government Securities Fund - A

MFS Government Securities Fund seeks current income and preservation of principal.  The fund invests primarily in U.S. government obligations, including U.S. Treasury obligations and government agency mortgage-backed securities.  It may invest a significant portion of assets in Government National Mortgage Association certificates.

MFS Investors Growth Stock Fund - A

Massachusetts Investors Growth Stock Fund seeks long-term growth of capital and future income, rather than current income.  The fund invests primarily in common stocks or convertibles issued by companies exhibiting above-average prospects for long-term growth.  It may invest up to 35% of assets in foreign securities.  It may also invest in securities issued in emerging markets.

MFS Research Bond Fund - A

This fund invests at least 80% of assets in fixed income securities such as investment-grade corporate fixed income securities, U.S. government securities, U.S. high-yield fixed income securities (commonly known as junk bonds), foreign fixed income securities, and mortgage-backed and asset backed securities.

MFS Total Return Fund - A

MFS Total Return Fund generally maintains 40% to 75% of assets in equity securities.  It typically invests the balance in debt securities, including up to 20% of assets in debt rated below BB.  The fund may invest up to 20% in foreign securities, including Brady Bonds.

UBS US Allocation Fund - A

UBS US Allocation Fund uses an asset allocation model to set the levels of stocks, notes and cash.  The model weighs expected earnings growth, stock prices and short-term interest rates in setting its asset allocation.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

(CONTINUED)

NOTE 4:  INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets at fair value as of December 31, 2007 and 2006:

	December 31,
	2007	2006

Alliance Bernstein International Growth Fund-A	$4,675,924	$3,501,733
American EuroPacific Growth Fund-A	8,026,501	6,754,976
Columbia Acorn Fund-A	3,564,480	2,812,209
Dreyfus Basic S&P 500 Index Fund-A	4,810,745	4,138,117
Eaton Vance Large Cap Value-A	6,663,201	5,558,209
Franklin Mutual Qualified Fund-A	4,371,977	3,718,328
Macerich Company Common Stock Fund		2,715,027
MFS Fixed Fund – Institutional-A	5,324,762	5,526,451
MFS Government Securities Fund-A	3,983,508	3,246,030
MFS Investors Growth Stock Fund-A	5,583,395	4,611,931
MFS Total Return Fund-A	3,969,401	3,540,414
UBS US Allocation Fund-A	4,085,821	3,943,437

For the year ended December 31, 2007, net appreciation (including gains and losses on investments bought, sold, and held during the year) on registered investment companies was $1,512,284 and on the Macerich Company Common Stock Fund was a loss of $419,064.

NOTE 5:  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE 6:  SUBSEQUENT EVENTS

In December 2007, The Hartford Financial Services Group, Inc. reached an agreement to acquire Sun Life Retirement Services, Inc.  The transaction closed on February 29, 2008.

Effective March 31, 2008 Cohen & Steers Realty Income Fund - A was closed to new investments and AIM Real Estate Fund - A was added to the investment options.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

EIN 95-4853294 PLAN NO. 001

SUPPLEMENTARY INFORMATION

SCHEDULES PROVIDED PURSUANT TO

THE DEPARTMENT OF LABOR RULES AND REGULATIONS

Note:                   Certain schedules required under the Employee Retirement Income Security Act of 1974 have been omitted, as they are not applicable.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

EIN 95-4853294 PLAN NO. 001

SCHEDULE OF ASSETS (HELD AT YEAR END)

DECEMBER 31, 2007

		Current
Identity of Issuer	Description of Investment	Value
Alliance Bernstein Investments	Alliance Bernstein International Growth Fund – A	$4,675,924
Capital	American EuroPacific Growth Fund - A	8,026,501
Cohen & Steers	Cohen & Steers Realty Income Fund - A	558,899
Columbia	Columbia Acorn Fund - A	3,564,480
Dreyfus Corp	Dreyfus Basic S&P 500 Index Fund – A	4,810,745
Eaton Vance Corp.	Eaton Vance Large Cap Value – A	6,663,201
Franklin	Franklin Mutual Qualified Fund – A	4,371,977
Macerich *	Macerich Company Common Stock	1,961,659
MFS *	MFS Money Market Fund	98,495
MFS *	MFS Fixed Fund – Institutional	5,377,250
MFS *	MFS Government Securities Fund - A	3,983,508
MFS *	MFS Investors Growth Stock Fund - A	5,583,395
MFS *	MFS Research Bond Fund - A	2,479,016
MFS *	MFS Total Return Fund – A	3,969,401
*	Participant Loans 5.01% to 10.56%	25,164
UBS	UBS US Allocation Fund - A	4,085,821

	Total	$60,235,436

*Indicates a party-in-interest